EXHIBIT G
BARRY STERNLICHT

March 30, 2023

Dear Marlow and Fellow Board Members:

I hereby give notice of my resignation from the Board of Directors of Cano Health, Inc. effective immediately.

As you all know, since June 4, 2021 when we closed the merger of JAWS Acquisition Corp. with Cano Health, and Cano officially became a public company, I have worked tirelessly to support the Company's mission and help it become a professionally run public company. I believed in Cano's mission of providing high quality health care to the largely underserved and was impressed by the personal story, the passion and conviction of its CEO, Marlow Hernandez. I personally invested $50 million of the $800 million PIPE we raised from blue chip investors/shareholders like Fidelity, Third Point, Maverick, BlackRock and Owl Creek who shared my passion and enthusiasm for the firm. In total, we handed the company in excess of $1.4 billion in June 2021, less than two years ago. Fast forward to today, this management team has expended nearly all this cash and the Company has not enjoyed any demonstrable improvement in its core profitability. My interests are 100% aligned with the shareholders. The directors who have voiced serious concerns about the status quo have much more at stake in the Company, respectively, than the other members of the Board who appear willing to support the CEO at any cost.   Unfortunately, I can no longer lend my name and reputation to the Company, nor support actions of the Board and Marlow Hernandez, which I believe are not in the best interest of stockholders.

I have communicated my concerns to the Board and to Marlow Hernandez directly on numerous occasions, but they have largely been ignored.   To be crystal clear, I do not believe Marlow should remain the Chairman & CEO of the Company. I believe that his continued tenure is harmful to the interests of stockholders and to Cano employees for all the reasons I have previously stated to you.

I remain extremely troubled by the poor operating decisions and performance, by what I consider the opacity and obfuscation of information furnished to the Board, and by the inability to forecast the Company's financial performance over which Marlow and his management team have presided. These factors have caused the Company's stock price to be decimated, dropping over 90% from its debut, and the Company is now saddled with a crippling debt burden.  The number and nature of related party transactions, together with what I consider poor governance (demonstrated by transactions such as MSP Recovery), is highly concerning to me as it should be to the rest of the Board.

Instead of the Board calling the CEO to account, the majority of the Board has decided to continue to support the CEO and to continue to preside over the destruction of shareholder value.  Over the past year and a half, some shareholders have called me to voice their concern over Marlow's stewardship and the Company's financial deterioration. I listened and conveyed their thoughts, which included these negative perceptions of our CEO, to the Board. The minority of the Board – myself, Lew Gold and Elliot Cooperstone – have tried to effectuate change, but as a minority our hands are limited by those who remain firmly aligned with Marlow for reasons I cannot understand. I have never witnessed such poor corporate governance at any company, let alone a public company, and I have been involved in at least nine and served as Chairman or CEO of six.

As a steward of shareholder capital with fiduciary duties to stockholders, I cannot continue as a director under these circumstances.

Lest there be any doubt, I am tendering my resignation because I have a fundamental disagreement with management as set forth in Item 502(a) of Form 8-K.

Sincerely yours,

Barry Sternlicht

2340 Collins Avenue | Miami Beach, FL 33139